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Morrison Health Care, Inc.
Exhibit 11 - STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS (Amounts in thousands except per share data)


                                   Thirteen Weeks Ended        Thirty-Nine Weeks Ended
                                          March 1,                     March 1,
                                             1997                         1997
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

Average shares outstanding                 11,785                       11,783

Net effect of dilutive stock options -
based on the treasury stock method
using average market price                     58                           54
Total                                      11,843                       11,837

Net Income                                 $2,162                       $7,584

Per share amount                           $ 0.18                       $ 0.64

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